Exhibit 99.1

Brookfield Asset Management and Elion Partners Announce $1 Billion Strategic Partnership

NEW YORK – September 23, 2021 – Brookfield Asset Management (“Brookfield”) and Elion Partners (“Elion”), a vertically-integrated industrial specialist and sponsor of institutional real estate vehicles, today announced a $1 billion strategic partnership expanding Brookfield’s Real Estate Secondaries’ logistics portfolio across core infill markets.

Brookfield recapitalized Elion Logistics Park 55 (“ELP 55”), a Chicago master-planned industrial park with the potential to develop approximately $1 billion of industrial real estate. The project includes five existing class A industrial assets totaling four million square feet that are 100% leased, as well as the potential to develop up to 15 million square feet of additional industrial properties going forward. The master-planned logistics park is located adjacent to the BNSF railway, offers numerous tenant amenities including essential travel and repair services, and benefits from tax increment financing. Park Madison Partners acted as the exclusive capital advisor for recapitalization.

“Industrial logistics real estate continues to experience positive momentum, and now is the logical time to seek long-term capital,” said Juan DeAngulo, Managing Partner at Elion. “This partnership structure and Brookfield’s support will enable Elion to fulfill the long-term development plans for ELP 55.”

“We are excited about the partnership with Elion and the opportunity to gain exposure to high-quality industrial assets in supply-constrained markets with significant potential upside,” said Chris Reilly, Managing Partner at Brookfield.

The investment also included an $80 million equity commitment to Elion’s latest affiliated value-added fund, Elion Real Estate Fund V, which held its final closing last month achieving its hard cap of $500 million. A majority of Fund V’s portfolio was prespecified upon Brookfield’s commitment, representing more than 3.2 million square feet of logistics real estate across infill coastal markets.

Brookfield, one of the world's largest investors in real estate with over $200 billion in AUM, launched its Real Estate Secondaries business a year ago. The strategy is focused on GP investors who are looking for flexibility and liquidity in managing their private market investments.

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About Elion Partners

Elion Partners is a vertically integrated, private equity real estate investment firm focused on the industrial sector. Elion is both a fiduciary and operator, managing more than $2 billion in real estate assets through closed-end funds and permanent capital investment vehicles. The firm is 100% minority-owned and the team is more than 65% diverse. For more information, please visit www.elionpartners.com.

Elion Partners

Media Contact

Kaylee McCall Correa

Tel: +1 954-232-5573

Email: kc@elionpartners.com

About Brookfield Asset Management

Brookfield Asset Management is a leading global alternative asset manager with over US$625 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. For more information, please visit our website at www.brookfield.com or contact:

Brookfield Asset Management

Communications & Media

Kerrie McHugh

Tel: +1 212-618-3469

Email: kerrie.mchugh@brookfield.com